March 8, 2012

VIA EDGAR

Mr. Larry Spirgel

Assistant Director

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Re:	H&R Block, Inc.

Form 10-K for the fiscal year ended April 30, 2011

Filed June 23, 2011

Form 10-Q for the quarterly period ended October 31, 2011

Filed December 5, 2011

File No. 001-06089

Dear Mr. Spirgel:

This letter responds to the comments made by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in the letter dated February 23, 2012, to William C. Cobb, the Chief Executive Officer of H&R Block, Inc. (the “Company”), regarding the Company’s Form 10-K for the fiscal year ended April 30, 2011, and Form 10-Q for the quarterly period ended October 31, 2011 (the “Staff Comment Letter”).

The comments in the Staff Comment Letter for which you requested specific response are reproduced below, with our response immediately following.

We acknowledge that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in our SEC filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the Quarterly Period Ended October 31, 2011

Notes to Condensed Consolidated Financial Statements

11. Commitments and Contingencies

Discontinued Operations – Mortgage Operations, page 16

1.	We note that SCC received $483 million in claims in the second quarter of fiscal year 2012, which is a significant increase over the number of claims received in prior quarters. We also note that the liability for losses on repurchases increased by $20 million during the latest interim period, which represents about 4 percent of the claims received. This appears to be a lower provision than the liability for losses recorded at the beginning of the interim period compared to cumulative claims received. Tell us in detail how you determined the liability for losses as it relates to these claims and evaluated the reasonableness of the provision compared to previous claims.

United States Securities and Exchange Commission

Mr. Larry Spirgel

March 8, 2012

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Sand Canyon Corporation and its subsidiaries (SCC) record a liability related to representation and warranty obligations based on estimated probable losses for claims received that are pending review and for projected future claims. Although a portion of the current accrual balance relates to claims received that are pending review, the accrual does not relate exclusively to such claims and thus cannot be evaluated solely in the context of claims received, either cumulatively or in a single period.

To estimate losses, SCC takes into account loan file access by third parties, the historical rate at which claims have been asserted, loss severities, loan performance (number of payments made prior to an event of default), the rate at which asserted claims have been deemed valid (“validity rates”), and the counterparties asserting claims. SCC uses these factors to estimate losses on asserted claims and to project future claims and estimate losses related to those projected claims.

The level of claims received in the fiscal quarter ended October 31, 2011, although significant, was contemplated in previous claim projections of SCC in determining its accrual. These projections were based on SCC knowledge of related loan files having been accessed by third parties and its assumptions of related claim assertions. As such, related loss estimates were already included in SCC’s liability at July 31, 2011. SCC determined its estimate to be reasonable based on SCC’s historical experience of the rate at which asserted claims were found to be valid and the severity of losses on valid claims. The provision recorded during the quarter ended October 31, 2011 was based on SCC’s estimate of increased future claim activity determined by considering the factors described in the preceding paragraph, including additional loan files accessed by third parties during the quarter, loss severities, and historical validity rates.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Events, page 30

2.	We note that in the first quarter of fiscal year 2012 you recorded an $85.4 million impairment of goodwill in connection with the sale of RSM. We also note, based on disclosure in Note 9 of your Form 10-K for the fiscal year ended April 30, 2011, that you tested goodwill for impairment in the fourth quarter of fiscal year 2011. The fourth quarter test did not result in any impairment in the Business Service segment. With a view towards expanding your disclosure in future filings when applicable, please tell us about the methodology you used to estimate the fair value of your reporting unit. Identify in your response any significant assumptions or estimates that changed between the fourth quarter of fiscal year 2011 and the first quarter 2012 that resulted in an $85.4 million impairment.

Our annual goodwill impairment testing is conducted as of February 1 each year, which is during our fiscal fourth quarter. We test goodwill for impairment annually or more frequently if events occur or circumstances change which would, more likely than not, reduce the fair value of a reporting unit below its carrying value. Our

United States Securities and Exchange Commission

Mr. Larry Spirgel

March 8, 2012

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goodwill impairment analysis is based on a combination of a discounted cash flow approach and market comparables, when available. We perform this analysis at a reporting unit level, using revenue and expense forecasts, anticipated changes in working capital and discount rates. These assumptions require considerable management judgment and changes in projections or assumptions could materially affect our estimate of reporting unit fair values.

For the fiscal year 2011 annual impairment test of our RSM McGladrey (RSM) reporting unit (done as of February 1, 2011), we carried forward the discounted cash flow analysis we prepared for the fiscal year ended April 30, 2010. We were able to carry forward our previous analysis because all of the criteria from Accounting Standards Codification (ASC) 350-20-35-29 had been met: (1) assets and liabilities of RSM had not changed significantly; (2) the estimated fair value of RSM from our previous analysis exceeded the carrying value by a substantial margin (approximately 30%); and (3) based on the current performance of RSM we believed that the likelihood of a current fair value determination being less than the current carrying amount of the RSM reporting unit was remote.

During the fourth quarter of fiscal year 2011, management began to consider various strategic alternatives for RSM, including potential sale. The assets of RSM were not considered held for sale, as they did not meet the criteria as set forth in ASC 360-10-45-9. Specifically, H&R Block’s Board of Directors had not yet authorized a plan to sell the business, and a sale of the business at that time was not deemed probable. Although we were considering alternatives at this time, we did not believe it was more-likely-than-not that RSM would be sold or otherwise disposed or that this change in circumstances would more-likely-than-not reduce the fair value of the reporting unit below its carrying amount. Therefore, there was no triggering event that would have required us to reevaluate goodwill for impairment during our fiscal fourth quarter subsequent to the completion of our annual impairment test.

During the first quarter of fiscal year 2012 McGladrey & Pullen (M&P) expressed interest in acquiring RSM after learning that we were considering strategic alternatives for RSM. RSM was operating in an “alternative practice structure” (APS) with M&P since H&R Block acquired RSM in 1999. On June 1, 2011, M&P signed a non-disclosure agreement in connection with their interest, and on June 16, 2011, submitted an offer at an amount approximately 31% below the carrying value of RSM. Management did not believe this was a reasonable offer for RSM and did not consider accepting the offer. We did, however, consider whether this offer was an indicator of fair value and thus an indicator of potential impairment. We determined it was not an indication of fair value, as an offer to purchase an asset by one potential buyer is not necessarily the price at which market participants would be willing to transact. In addition, considering the offer received from M&P, we evaluated the recent financial results and estimates of future cash flows of RSM and considered the impairment analysis performed as of February 1, 2011, and concluded the likelihood of a current fair value determination being less than the current carrying amount of the RSM reporting unit was remote. The Company believed as of April 30, 2011 that any potential sale of RSM would be in excess of carrying value. Therefore, there was no triggering event that would have required us to evaluate goodwill for impairment prior to filing our Form 10-K for fiscal year 2011.

Negotiations with M&P regarding a potential sale of RSM continued during the first half of fiscal year 2012. We received another offer from M&P on August 15, 2011,

United States Securities and Exchange Commission

Mr. Larry Spirgel

March 8, 2012

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which remained below the carrying value of RSM, but was significantly higher than their initial offer (approximately 28% more consideration). At that time, management determined the best strategic alternative was to sell the RSM business to M&P. We determined M&P was the best buyer because they were familiar with RSM’s business, the previous relationship with RSM due to the APS meant that they would be the easiest party with which to transition, and a transaction with M&P was more likely to close in a timely fashion. Given this determination that M&P would be the best buyer of RSM, we concluded that with this offer it was more-likely-than-not that RSM would be sold below carrying value. At this time circumstances had changed that would more-likely-than-not reduce the fair value of RSM, based on a market approach, below its carrying amount and, therefore, RSM’s goodwill should be evaluated for potential impairment. The Board of Directors approved the sale of RSM on August 22, 2011, and a letter of intent was executed with M&P. Based on the sale terms defined in the letter of intent, we recorded an impairment of $85.4 million during our fiscal quarter ended July 31, 2011. Although the sale had been approved, the assets of RSM were not considered held for sale as of July 31, 2011, as they did not meet the criteria as set forth in ASC 360-10-45-9. Specifically, H&R Block’s Board of Directors did not authorize the plan to sell the business until August 22, 2011, after period end.

Please contact me at (816) 854-4260 if additional information is necessary in response to the Staff’s comments.

Sincerely,

/s/Jeffrey T. Brown

Chief Financial Officer

H&R Block, Inc.

cc:	William C. Cobb, Chief Executive Officer

Colby Brown, Corporate Controller

Tom Gerke, General Counsel

Howard Cohen, Partner, Deloitte & Touche LLP

David Baker Lewis, Audit Committee Chairman